EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	FOR THE FISCAL YEAR ENDED OCTOBER 31					FOR THE NINE MONTHS ENDED
	2004	2005	2006	2007	2008	July 31, 2009
EARNINGS:
Earnings before minority interests and income taxes	$36,555,000	$44,041,000	$63,983,000	$82,816,000	$102,837,000	$63,896,000
Fixed charges	2,336,000	2,318,000	4,886,000	4,930,000	4,666,000	2,285,000
Adjusted earnings	$38,891,000	$46,359,000	$68,869,000	$87,746,000	$107,503,000	$66,181,000

FIXED CHARGES:
Interest expense	$1,090,000	$1,136,000	$3,523,000	$3,293,000	$2,314,000	$484,000
Amortization of debt issuance costs	334,000	289,000	227,000	230,000	327,000	208,000
Portion of rental payments deemed to be interest (1)	912,000	893,000	1,136,000	1,407,000	2,025,000	1,593,000
Total fixed charges	$2,336,000	$2,318,000	$4,886,000	$4,930,000	$4,666,000	$2,285,000

Ratio of earnings to fixed charges:	16.6	20.0	14.1	17.8	23.0	29.0

(1)  Interest portion of rental expense is estimated to be one-third of rental expense.